TC 9/25/02

BB 9/25/02

SECURIT 02053322 ISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16432

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2001 AND ENDING June 30, 2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Olds Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

150 East 57th Street, Suite 16E
(No. and Street)

New York | New York | 10022
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RoseAnne Motta (212) 751-6052
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Avenue, Suite 2805 | New York | New York | 10017
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 2 5 2002
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING AUG 2 9 2002 WASH. D.C. 165 SECTION

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 9/25

OATH OR AFFIRMATION

I, ______________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Olds Securities Corporation, as of June 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY K. HAWKE
Notary Public - State of Nevada
Appointment Recorded in Washoe County
No: 99-51615-2 - EXPIRES APR. 1, 2003

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors of
Olds Securities Corporation

We have audited the accompanying balance sheet of Olds Securities Corporation as of June 30, 2002, and the related statements of income, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Old Securities Corporation as of June 30, 2002, and the results of it operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

William T. McCallum CPA PC

New York, New York
August 19, 2002

OLDS SECURITIES CORPORATION
BALANCE SHEET
June 30, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 11,711
Investment - Warrants (Note 5)	20,100
Prepaid Expenses	804
TOTAL CURRENT ASSETS	32,615
Property and equipment-at cost, less accumulated depreciation of $30,926 (Note 1)	-0-
TOTAL ASSETS	$ 32,615

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Customer Escrow	$ 110
Accrued Expenses and other liabilities	600
TOTAL CURRENT LIABILITIES	710
STOCKHOLDERS' EQUITY	
Common Stock-$100 par value; authorized 5,000 shares; issued and outstanding 650 shares	65,000
Capital contributed in excess of par value	118,100
Deficit	(151,195)
TOTAL STOCKHOLDERS' EQUITY	31,905
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 32,615

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF INCOME
Year Ended June 30, 2002

REVENUES	
FEE INCOME	$ 17,740
TOTAL REVENUES	17,740
EXPENSES	
Rent and electricity (Note 3)	$ 4,221
Professional fees	8,400
Depreciation (Note 1)	0
Insurance	806
SEC	1,199
Miscellaneous	146
Corporate taxes	670
TOTAL EXPENSES	15,442
NET INCOME	$ 2,298

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2002

	TOTAL	COMMON STOCK	CONTRIBUTED IN EXCESS OF PAR VALUE	DEFICIT
SHAREHOLDERS' EQUITY - JULY 1, 2001	$ 29,607	$65,000	$118,100	$(153,493)
NET INCOME	2,298			2,298
SHAREHOLDERS' EQUITY - JUNE 30, 2002	$ 31,905	$65,000	$118,100	$(151,195)

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	$ 2,298
Adjustments to reconcile net income to net cash used by operating activities	
Decrease in Customer Escrow	(64,238)
Increase in prepaid expenses	(48)
NET CASH USED BY OPERATING ACTIVITIES	(61,988)
NET DECREASE IN CASH	(61,988)
CASH AT BEGINNING OF YEAR	73,699
CASH AT END OF YEAR	$11,711

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for state and local minimum income taxes	$ 600

The accompanying notes are an integral part of these statements.

OLDS SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED JUNE 30, 2002

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Depreciation of property and equipment is provided for by an accelerated method over the estimated useful lives of the assets.

NOTE 2: INCOME TAXES

No provisions for Federal income taxes have been made as the Company has elected to be treated as an S Corporation for Federal income tax purposes. Under the election, any income or loss of the Company is passed through to the shareholders' tax return.

State and local net operating loss carry forward at June 30, 2002 amount to approximately $69,000 for New York State and New York City which expire through 2015 unless utilizes prior thereto.

NOTE 3: RELATED PARTY TRANSACTIONS

The Company is obligated under an informal sublease with its sole shareholder to pay a portion of the shareholder's New York City rental office facilities. The obligation through April 30, 2004 is $378 per month.

NOTE 4: NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission's Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of $6\frac{2}{3}\%$ of aggregate indebtedness, as defined, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of June 30, 2002, the Company had net capital of $11,001 which exceeded requirements by $6,001.

NOTE 5: INVESTMENT - WARRANTS

During March and December 2000, the sole shareholder of the Company purchased and immediately contributed 900 National Association of Security Dealers ("NASD") warrants to the Company. The cost of the warrants is as follows:

	Warrants Purchased	Cost per warrant	Total Cost
	300	$ 11.00	$ 3,300
	1,200	14.00	16,800
Total	1,500		$ 20,100

According to the Warrant Agreement, each warrant is convertible into a maximum of four shares of common stock owned and held by the NASD during the four tranche periods, with one share of common stock available for purchase in each tranche. Warrants not exercised in each tranche will become worthless at the end of the tranche exercise period. The exercise periods and prices for each tranche is as follows:

Tranche	One Year Exercise Period Begins	Exercise Price Per Share During the Exercise Period
Tranche 1	June 28,2002	$13.00
Tranche 2	June 28,2003	$14.00
Tranche 3	June 28,2004	$15.00
Tranche 4	June 28,2005	$16.00

OLDS SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2002

CREDITS		
Shareholders' equity		$31,905
DEBITS		
Nonallowable assets:		
Investment - warrants	20,100	
Prepaid expenses	804	
TOTAL DEBITS		20,904
NET CAPITAL		11,001
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $710, or $5,000		5,000
NET CAPITAL IN EXCESS OF REQUIREMENT		$ 6,001
Ratio of aggregate indebtedness to net capital		0.06 to 1
AGGREGATE INDEBTEDNESS		
Accrued expenses and other liabilities		$ 710

OLDS SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

JUNE 30, 2002

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

OLDS SECURITIES CORPORATION

Annual Audit Report
Period beginning 7/1/01 and ending 6/30/02

Please be advised that there are no inadequacies in the accounting system, internal accounting control and procedures for safeguarding securities for the year ending June 30, 2002 for Olds Securities Corporation.

William T. McCallum CPA PC

William T. McCallum, CPA,P.C.

August 19, 2002

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

OLDS SECURITIES CORPORATION

Annual Audit Report
Period beginning 7/1/01 and ending 6/30/02

Please be advised that there are no material differences between the audited and unaudited net capital requirements for the year ending June 30, 2002 for Olds Securities Corporation.

William T. McCallum, CPA,P.C.

August 19, 2002